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                                                                      EXHIBIT 99


CERTAIN FACTORS WHICH MAY AFFECT FUTURE RESULTS

      YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES WE DESCRIBE BELOW, TOGETHER WITH ALL OF THE OTHER INFORMATION CONTAINED IN OUR ANNUAL REPORT ON FORM 10-K. SOME OF THE FOLLOWING FACTORS RELATE PRINCIPALLY TO OUR BUSINESS AND THE INDUSTRY IN WHICH WE OPERATE. OTHER FACTORS RELATE PRINCIPALLY TO AN INVESTMENT IN OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY RISKS AND UNCERTAINTIES THAT COULD DEVELOP. OTHER RISKS AND UNCERTAINTIES THAT WE HAVE NOT PREDICTED OR EVALUATED COULD ALSO ADVERSELY AFFECT OUR COMPANY. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR EARNINGS, FINANCIAL CONDITION OR BUSINESS COULD BE MATERIALLY HARMED, AND THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

OUR REVENUE AND PROFITABILITY WILL DECLINE IF THE PHARMACEUTICAL INDUSTRY UNDERGOES CERTAIN CHANGES, INCLUDING LIMITING OR DISCONTINUING RESEARCH, DEVELOPMENT, PRODUCTION AND MARKETING OF THE PHARMACEUTICALS THAT ARE COMPATIBLE WITH THE SERVICES WE PROVIDE.

Our business is highly dependent on the ability of biotech and other pharmaceutical companies to develop, supply and market pharmaceuticals that are compatible with the services we provide. Our revenue and profitability will decline if those companies were to sell pharmaceuticals directly to the public or fail to support existing pharmaceuticals or develop new pharmaceuticals. Our business could also be harmed if the pharmaceutical industry experiences any of the following developments:

-     supply shortages;

-     pharmaceutical recalls;

-     an inability to finance product development because of capital shortages;

-     a decline in product research, development or marketing;

-     a reduction in the retail price of pharmaceuticals;

-     changes in the FDA approval process; or

- governmental or private initiatives that alter how pharmaceutical manufacturers, health care providers or pharmacies promote or sell products and services.

IF WE LOSE RELATIONSHIPS WITH MANAGED CARE ORGANIZATIONS AND OTHER NON-GOVERNMENTAL THIRD PARTY PAYORS, WE COULD LOSE ACCESS TO A SIGNIFICANT NUMBER OF PATIENTS AND OUR REVENUE AND MARGINS COULD DECLINE.

We are highly dependent on reimbursement from managed care organizations and other non- governmental third party payors. For the fiscal years ended December 31, 2001, 2000 and 1999, approximately 85%, 84% and 82% of our total pharmacy revenue, excluding


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revenue from royalties, sale and support of a software products and other revenue, came from non-governmental payors including self-pay patients. Many payors seek to limit the number of providers that supply pharmaceuticals to their enrollees in order to build volume that justifies their discounted pricing. From time to time, payors with whom we have relationships require that we bid against our competitors to keep their business. As a result of such bidding process, we may not be retained, and even if we are retained, the prices at which we are able to retain the business may cause our margins to decline. The loss of a payor relationship could significantly reduce the number of patients we serve and have a material adverse effect on our revenue.

THE LOSS OF OUR CONTRACT WITH BLUE CROSS AND BLUE SHIELD OF FLORIDA WOULD MATERIALLY DECREASE OUR REVENUE.

Our principal managed care contract is with Blue Cross and Blue Shield of Florida, Inc., which contracts with us through our regional pharmacy located in Miami, Florida. In 2001, 2000 and 1999 approximately 22%, 27% and 25% of our total pharmacy revenue and approximately 72%, 74% and 77% of our regional specialty pharmacy revenue was related to this contract. The contract is terminable by either party on 90 days' notice and, unless terminated, renews annually each September for an additional one-year term. The loss of this contract or a material reduction in our pricing or sales under this contract would materially decrease our revenue and/or net income.

A SIGNIFICANT PORTION OF OUR REVENUE COMES FROM MEDICARE AND MEDICAID REIMBURSEMENT, AND IF THIS REIMBURSEMENT OR THE SCOPE OF THESE REIMBURSABLE SERVICES IS REDUCED, OUR REVENUE COULD DECLINE.

For the fiscal years ended December 31, 2001, 2000 and 1999, approximately 15%, 16% and 18% of our total pharmacy revenue came from reimbursement by federal and state programs. Reimbursement from Medicare, Medicaid and other government programs is subject to statutory and regulatory requirements, administrative rulings, interpretations of policy, implementation of reimbursement procedures, retroactive payment adjustments and governmental funding restrictions, all of which may materially affect the amount and timing of reimbursement payments to us. Any reductions or delays in amounts reimbursable by government programs for our products or services or changes in regulations governing such reimbursements could cause our revenue and profitability to decline.

OUR MARGINS COULD DECREASE AS A RESULT OF CHANGES IN THE CALCULATION OF THE AVERAGE WHOLESALE PRICE OF PHARMACEUTICALS.

Our gross profit is largely controlled by our ability to purchase pharmaceutical products at discounted prices and to negotiate profitable managed care contracts. In many cases, we purchase pharmaceuticals at less than the published average wholesale price for those pharmaceuticals. The average wholesale price is a standard form of pricing often used in the healthcare industry to determine discount and reimbursement amounts. Accordingly, many governmental payors reimburse us for some pharmaceuticals based on that

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pharmaceutical's average wholesale price, or at a percentage discount off of that pharmaceutical's average wholesale price. We have also contracted with a number of private payors to sell pharmaceuticals at the average wholesale prices or at a percentage discount off of the average wholesale prices. Various federal and state governmental agencies have been investigating the propriety or accuracy of average wholesale prices as the measure of market prices from which governmental payors determine how much they will reimburse for the pharmaceutical. These investigations could result in reduced pricing and margins on certain pharmaceuticals that we currently supply.

The average wholesale price of most pharmaceuticals is compiled and published by private companies, including First DataBank, Inc. It has been reported that there are currently several lawsuits pending against manufacturers of certain pharmaceuticals. These government investigations and lawsuits involve allegations that manufacturers have misrepresented to First DataBank the actual selling price of certain pharmaceuticals. First DataBank has announced that it will now base average wholesale prices on market prices certified by the manufacturer. As a result of this change, First DataBank has published a Market Price Survey that reduces the average wholesale price significantly for a number of the products we currently supply to patients. If the average wholesale prices on the products we purchase are reduced, our gross profit margins could decline.

OUR GROSS PROFIT MARGINS WILL DECLINE IF THE GROWTH IN OUR SALE OF INJECTABLE AND OTHER SPECIALTY PHARMACEUTICAL PRODUCTS OUTPACES THE GROWTH IN OUR SALE OF HOME INFUSION DRUGS AND SERVICES.

The gross profit margins on the sale of injectable and other specialty pharmaceutical products are lower than the gross profit margins on the sale of traditional home infusion products and services. The faster growth rate of sales of injectable and other specialty pharmaceutical products over the sale of traditional home infusion products in 2001 accounted for our overall decline in gross profit percentage from 37.9% in 2000 to 33.4% in 2001. The highest gross profit margins in our business are on the sale of traditional home infusion products and services. If the growth in sales of injectable and other specialty pharmaceutical products continue to exceed the growth in sales of our other products and services, our overall gross profit margins will continue to decline. If our gross profit margins continue to decline, our operating results will be harmed.

IF WE DO NOT ADEQUATELY RESPOND TO COMPETITIVE PRESSURES, DEMAND FOR OUR PRODUCTS AND SERVICES COULD DECREASE.

The markets we serve are highly competitive and subject to relatively few barriers to entry. Local, regional and national companies are currently competing in many of the healthcare markets we serve and others may do so in the future. Some of our competitors have greater financial, technical, marketing and managerial resources than we have. Price competition and other competitive factors could cause a decline in our revenue and profitability. For example, in April 2001, we agreed to a reduced price schedule under our principal specialty pharmaceutical distribution contract, which has lowered our gross margins. We expect to continue to encounter competition in the future that could limit our ability to increase or maintain our pricing.

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ANY TERMINATION OF, OR ADVERSE CHANGE IN, OUR RELATIONSHIPS WITH A SINGLE SOURCE
PRODUCT MANUFACTURER OR THE LOSS OF SUPPLY OF A SPECIFIC SINGLE SOURCE SPECIALTY PHARMACEUTICAL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

We sell specialty pharmaceutical products which are supplied to us by a variety of manufacturers, many of which are the only source of that specific pharmaceutical. During 2000, a significant portion of our regional specialty pharmacy revenue was attributable to sales of single source products, and one such single source product, Lupron, which is manufactured by TAP Pharmaceutical Products, accounted for approximately 11% of our total specialty pharmacy revenue. In order to have access to these pharmaceuticals, we must maintain good working relations with our manufacturers. Most of the manufacturers of the pharmaceuticals we sell have the right to cancel their supply contracts with us without cause and after giving only minimal notice.

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS COULD BE DISRUPTED AND OUR OPERATING RESULTS COULD SUFFER.

Our ability to successfully offer our products and services in evolving markets requires an effective planning and management process. Our growth through the acquisition of eight local pharmacy facilities in the last eight months as well as the continued growth contemplated by our business plan may place a strain on our management systems and resources. This growth has resulted, and will continue to result, in an increase in responsibilities for management. To accommodate our growth and compete effectively, we will need to continue to implement and improve our management, operational and financial information systems and controls and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures, or controls may not be adequate to support our operations in the future in light of anticipated growth. In addition, if we focus our financial resources and management attention on the expansion of our operations, our financial results may suffer.

IF WE ARE UNABLE TO ACQUIRE ADDITIONAL LOCAL PHARMACY FACILITIES ON FAVORABLE TERMS, WE WILL BE UNABLE TO EXECUTE OUR ACQUISITION AND DEVELOPMENT STRATEGY.

Our strategy includes increasing our revenue and earnings by acquiring local infusion therapy pharmacies. Our efforts to execute our acquisition strategy may be affected by our ability to identify suitable candidates and negotiate and close acquisitions. In addition, we generally need consent from the lenders under our credit facility to make acquisitions. We are currently evaluating potential acquisitions and expect to continue to evaluate and complete acquisitions in the future. The facilities we acquire typically require working capital from us during the initial months of operation since we do not usually acquire receivables. We may not be successful in acquiring or achieving satisfactory operating results at acquired infusion therapy facilities, and we may not acquire infusion therapy facilities, in the future that will ultimately produce returns that justify our related

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investment. Future acquisitions may also result in the dilution of earnings and the write-off of goodwill and intangible assets, any of which could have a material adverse effect on our earnings.

OUR INDUSTRY IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION. IF WE OR OUR SUPPLIERS FAIL TO COMPLY WITH THESE REGULATIONS, WE MAY INCUR SUBSTANTIAL ADDITIONAL COSTS AND EXPERIENCE DELAYS OR DIFFICULTIES IN MARKETING AND SELLING OUR PRODUCTS AND SERVICES.

The marketing, sale and purchase of pharmaceuticals and medical supplies and provision of healthcare services generally is extensively regulated by federal and state governments. Other aspects of our business are also subject to government regulation. If we fail or are accused of failing to comply with applicable laws and regulations, such failure or alleged failure could have a material adverse effect on our business, financial condition and results of operations. If any of our franchisees, or the suppliers or clients we work with, are accused of violating, or found to have violated, laws or regulations, our image and reputation could be harmed. The applicable regulatory framework is complex, and the laws are very broad in scope. Many of these laws remain open to interpretation and have not been addressed by substantive court decisions. Changes in the law or new interpretations of existing law can have a dramatic effect on what we can do, our cost of doing business and the amount of reimbursement we receive from governmental third party payors, such as Medicare and Medicaid. Also, we could be affected by interpretations of what the appropriate charges are under government programs.

Some of the health care laws and regulations that apply to our activities include:

- The federal "Anti-Kickback Law" prohibits individuals and entities from knowingly and willfully paying, offering, receiving, or soliciting money or anything else of value in order to induce the referral of patients or to induce a person to purchase, lease, order, arrange for, or recommend services or goods covered in whole or in part by Medicare, Medicaid, or other government healthcare programs. Although there are "safe harbors" under the Anti-Kickback Law, some of our business arrangements and the services we provide may not fit within these "safe harbors." The fact that a given business arrangement does not fall within one of these "safe harbor" provisions does not render the arrangement illegal, but it may subject that arrangement to increased scrutiny by enforcement authorities.

- The "Stark Laws" prohibit physician referrals to entities with which physicians or their immediate family members have a "financial relationship." A violation of the Stark Laws is punishable by civil sanctions, including significant fines and exclusion from participation in Medicare and Medicaid.

- Pharmacies and pharmacists must obtain state licenses to operate and dispense pharmaceuticals. If we are unable to maintain our licenses or if states place burdensome restrictions or limitations on non-resident pharmacies, this could limit or affect our

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      ability to operate in some states which could adversely impact our business and results of operations.

For a more detailed discussion of these and other government regulations, see "Business--Government Regulation" in our Annual Report on Form 10-K.

NEW FEDERAL AND STATE LEGISLATION AND REGULATORY INITIATIVES RELATING TO PATIENT PRIVACY COULD REQUIRE US TO EXPEND SUBSTANTIAL SUMS ACQUIRING AND IMPLEMENTING NEW INFORMATION SYSTEMS, WHICH COULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS.

There is recent legislation and several regulatory initiatives at the state and federal levels addressing patient privacy concerns. New federal legislation will extensively regulate the use and disclosure of individually identifiable health-related information and the security of electronically maintained or transmitted health-related information. We do not yet know the total financial or other impact of these regulations on our business. Compliance with these regulations could require us to spend substantial sums, including but not limited to purchasing new computer systems, which could negatively impact our financial results. Additionally, if we fail to comply with these regulations, we could suffer civil penalties up to $25,000 per calendar year for each violation and criminal penalties with fines of up to $250,000 per violation. In addition, our facilities will continue to remain subject to any state laws that are more restrictive than the federal privacy regulations. These laws vary by state and could impose additional penalties. For a more detailed discussion of these initiatives, see "Business--Government Regulation."

WE MAY BECOME SUBJECT TO FEDERAL AND STATE INVESTIGATIONS.

Both federal and state government agencies have heightened and coordinated civil and criminal enforcement efforts as part of numerous ongoing investigations of healthcare companies, as well as their executives and managers. These investigations relate to a wide variety of topics, including referral and billing practices. Further, amendments to the federal False Claims Act have made it easier for private parties to bring whistleblower lawsuits against companies. Some states have adopted similar state whistleblower and false claims provisions.

The Office of the Inspector General of the Department of Health and Human Services and the Department of Justice have, from time to time, established national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse. Some of our activities could become the subject of governmental investigations or inquiries. For example, we have significant Medicare and Medicaid billings. In addition, our executives, some of whom have worked at other healthcare companies that are or may become the subject of federal and state investigations and private litigation, could be included in governmental investigations or named as defendants in private litigation, resulting in adverse publicity against us. We are not aware of any governmental investigations involving any of our company-owned facilities or our executives. A future investigation of us could result in significant liabilities or penalties to us, as well as adverse publicity, and

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could seriously undermine our ability to compete for business, negotiate acquisitions, hire new personnel and otherwise conduct our business.

WE MAY BE SUBJECT TO LIABILITY FOR THE SERVICES WE OFFER AND THE PRODUCTS WE
SELL.

We and other participants in the health care market are, have been and are likely to continue to be subject to lawsuits based upon alleged malpractice, product liability, negligence or similar legal theories, many of which involve large claims and significant defense costs. A successful claim not covered by our professional liability insurance or substantially in excess of our insurance coverage could cause us to pay out a substantial award. Further, our insurance policy is subject to annual renewal and it may not be possible to obtain liability insurance in the future on acceptable terms, with adequate coverage against potential liabilities, or at all. Also, claims against us, regardless of their merit or eventual outcome, could be a serious distraction to management as well as harm our reputation.

OUR IMAGE AND REPUTATION MAY BE HARMED BY ACTIONS TAKEN BY OUR FRANCHISEES THAT ARE OUTSIDE OF OUR CONTROL.

Approximately 65% of our local pharmacy locations are operated by franchisees. Franchisees are independent business owners and are not our subsidiaries or employees. Consequently, the quality of a franchised operation is dependent upon its owner and general manager. Franchisees may not successfully operate facilities or they may not comply with federal and state health care statutes and regulations. If they do not, our image and reputation may suffer.

OUR GROSS PROFIT MARGINS MAY DECLINE IF OUR FRANCHISE ROYALTIES ARE REDUCED.

We rely on royalty payments from our franchisees. For the fiscal years ended December 31, 2001, 2000 and 1999, we derived approximately 6.2%, 7.2% and 7.6% of our revenue from franchise royalties. The franchisees pay royalties on gross receipts. Because there is no "cost of goods sold" associated with this revenue, franchise fees represent a disproportionate part of our gross profit. If our franchisees encounter business or operational difficulties, our revenue from royalties may be adversely affected. Such difficulties may also negatively impact our ability to sell new franchises. In addition, if we are unable to successfully attract new franchisees or if our existing franchise owners do not enter into new franchise agreements with us when their current agreements expire, our franchise revenue and our gross profit margins will decline. Consequently, our financial prospects are related to the success of our franchises.

IF WE LOSE A KEY EMPLOYEE IT COULD HARM OUR OPERATIONS.

Our success depends upon the availability and performance of our senior management, particularly Rajat Rai, our President and Chief Executive Officer. We do not have an employment contract with Mr. Rai or any of our other key executives. We do not have key

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person insurance for Mr. Rai or any of our other key executives. The loss of the services of Mr. Rai or any of our other key executives could have a material adverse effect upon our business and results of operations. In addition, none of our key executives are subject to any contractual restrictions regarding their ability to work for competitors.

THE CURRENT SHORTAGE IN LICENSED PHARMACISTS COULD ADVERSELY AFFECT OUR
BUSINESS.

The healthcare industry is currently experiencing a shortage of licensed pharmacists. Consequently, hiring and retaining qualified pharmacists will be difficult due to intense competition for their services and employment. Any failure to hire or retain pharmacists could impair our ability to expand or maintain our operations.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE SUBSTANTIAL FLUCTUATIONS FOR REASONS OVER WHICH WE HAVE LITTLE CONTROL.

The stock price and the number of shares traded of companies in the healthcare and health services industry experience periods of significant volatility. Both company-specific and industry-wide developments may cause this volatility. The market price of our common stock could continue to fluctuate up or down substantially based on a variety of factors, including the following:

- future announcements concerning us, our competitors, the pharmaceutical manufacturers with whom we have relationships or the health care market;

-     changes in operating results from quarter to quarter;

-     sales of stock by insiders;

-     changes in government regulations;

-     news reports relating to trends in our markets;

-     acquisitions and financings in our industry; and

-     overall volatility of the stock market.

Furthermore, stock prices for many companies fluctuate widely for reasons that may be unrelated to their operating results. These fluctuations, coupled with changes in our results of operations and general economic, political and market conditions, may adversely affect the market price of our common stock.

BECAUSE IT IS UNLIKELY THAT WE WILL EVER PAY DIVIDENDS, YOU WILL ONLY BE ABLE TO BENEFIT FROM HOLDING OUR STOCK IF THE STOCK PRICE INCREASES.

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We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business. Moreover, we are prohibited from declaring dividends without the consent of our lenders under our credit agreement. Therefore, you are not likely to receive dividends in the foreseeable future, and you will only be able to benefit from holding our stock if the stock price increases.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE A CHANGE IN CONTROL.

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as Delaware law may be deemed to have an anti-takeover effect or may delay or make more difficult an acquisition or change in control not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change in control, although such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.